SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission file number 0-21918

A.  Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan and Trust
16505 S.W. 72nd Avenue
Portland, Oregon 97224

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.
16505 S.W. 72nd Avenue
Portland, Oregon 97224

FLIR SYSTEMS, INC. 401(K) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS AND SCHEDULE
December 31, 2001 and 2000

(With Independent Auditors’ Reports Thereon)

FLIR SYSTEMS, INC.

401(K) SAVINGS PLAN AND TRUST
December 31, 2001 and 2000

INDEPENDENT AUDITORS’ REPORT

The Plan Administrator
FLIR Systems, Inc. 401(k)
    Savings Plan and Trust:

We have audited the accompanying statement of net assets available for plan benefits of FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Portland, Oregon
June 26, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
FLIR Systems, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    ARTHUR ANDERSEN LLP

Portland, Oregon
June 8, 2001

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001 and 2000

	2001	2000
Investments, at fair value:
Shares in registered investment companies:
Janus Aspen International Growth Portfolio	$812,978	$1,078,325
PIMCO Total Return Fund	2,831,583	752,362
Putnam Investors Fund	2,652,767	4,187,435
Putnam Vista Fund	405,931	334,691
Putnam Research Fund	1,602,339	2,062,573
Putnam OTC and Emerging Growth Fund	869,712	1,027,842
Putnam Voyager II Fund	326,149	196,200
Putnam International Voyager Fund	466,468	507,686
Putnam S & P 500 Index Fund	1,505,111	1,042,510
Putnam Balanced Fund	2,911,476	3,814,175
Putnam Money Market Fund	4,109,549	3,419,471
Putnam Equity Income Fund	253,058	—
Common stock:
FLIR Systems, Inc.	11,485,991	1,748,059
Participant loans	441,451	543,794

Total investments	30,674,563	20,715,123
Receivables:
Participant contributions	57,054	124,963
Employer contributions	28,528	62,686

Total receivables	85,582	187,649

Net assets available for plan benefits	$30,760,145	$20,902,772

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year ended December 31, 2001

Additions:
Participant contributions	$2,108,228
Rollover contributions	205,081
Employer contributions	1,049,645
Interest and dividend income	44,093

Total additions	3,407,047
Deductions:
Benefits and withdrawals paid to participants	2,422,899

Total deductions	2,422,899

Net increase	984,148
Net realized and unrealized appreciation in fair value of investments	8,873,225

Net increase	9,857,373
Net assets available for plan benefits, beginning year	20,902,772

Net assets available for plan benefits, end of year	$30,760,145

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

(1)    Plan Description

The following description of the FLIR Systems, Inc. 401(k) Savings Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)    General

The Plan is a defined contribution plan established by FLIR Systems, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of the agreement between the Company and Putnam Fiduciary Trust Company (the Trustee or Putnam), all investments of the Plan are held in a trust by the Trustee. A committee composed of management employees of the Company administers the Plan.

(b)    Eligibility

Employees are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a nonresident alien, and has attained the age of 18. Qualifying employees may begin to participate in the Plan at the first quarterly enrollment date after employment.

(c)    Contributions

Eligible employees may contribute an amount up to 15 percent of compensation as defined by the Plan, limited by requirements of the IRC. The Company may, at the discretion of management, make a matching and/or profit sharing contribution to the Plan. In 2001, the discretionary matching contributions were equal to 50 percent of the employees’ contributions. The Company matching contributions to the Plan are allocated based on participant-elected allocation percentages.

(d)    Vesting

Participants are fully vested in their contributions, transfers from other qualified plans and the earnings thereon. Vesting in the participant’s share of Company matching contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	0%
1	34%
2	67%
3	100%

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

Prior to completing three years of service, a participant becomes 100 percent vested in the participant’s share of Company matching contributions and the earnings thereon upon reaching age 55, death, or total and permanent disability while employed.

(e)    Participant Loans

Participants may borrow the lesser of $50,000 or 50 percent of their vested account balance, subject to a $2,500 minimum and other certain restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. Loans are repayable through payroll deductions over periods ranging up to five years. Prior to June 1, 2000, participants were allowed to repay loans over periods greater than five years if for the purchase of a primary residence. The interest rate on loans is the prime rate on the first business day of the month in which the participant requests the loan plus 1.5 percent. Interest rates on outstanding loans at December 31, 2001 ranged from 6.5 percent to 11.0 percent, with maturities through 2025.

(f)    Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(g)    Withdrawals

Except upon death, total disability, termination or retirement, withdrawal of participant balances requires approval of the Plan Administrator. Such approval is limited to cases of financial hardship, as allowed by the IRC.

(h)    Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the proportion of the participant’s account balance to the total of all participants’ account balances within each investment option period.

(i)    Breaks in Service and Forfeited Accounts

A one-year break in service occurs in any plan year during which a participant does not have more than 1,000 hours of service. Upon returning to the Company before five one year breaks in service, a participant’s nonvested account balance will be restored, provided any vested amounts distributed are repaid to the Plan. Any forfeiture of nonvested portions of the Company’s contribution account balance is utilized to offset Company contributions.

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

(j)    Investment Options

Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into 12 investment options offered by Putnam and FLIR Systems, Inc. common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving FLIR Systems, Inc. common stock are subject to the Company’s insider trading policy.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)    Investment Valuation

The Plan’s investments in shares of registered investment companies are stated at fair value which is based on the quoted market price of the underlying investments. Investments in the FLIR Stock Fund are stated at the quoted fair value of the Company’s common stock. Participant loans are valued at cost.

The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(c)    Income Recognition

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)    Net Realized and Unrealized Appreciation in Fair Value of Investments

Net realized and unrealized appreciation consists of the net change in unrealized appreciation during the year on investments held at the end of the year and the realized gain and loss on investments sold during the year.

Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(e)    Payment of Benefits

Benefit payments to participants are recorded upon distribution.

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS—(Continued)

(f)    Administrative Expenses

Administrative expenses are allocated to participants and included in net realized and unrealized appreciation in fair value of investments on the statement of changes in net assets available for plan benefits.

(3)    Investments

Net realized and unrealized appreciation of investments is comprised of the following for the year ended December 31, 2001:

Shares in registered investment companies	$(2,793,024)
FLIR Systems, Inc. common stock	11,666,249

$8,873,225

(4)    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 16, 1997, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(5)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

(6)    Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by Putnam. Putnam is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

Schedule 1

FLIR SYSTEMS, INC.
401(K) SAVINGS PLAN AND TRUST
EIN 93-0708501
Plan No. 001

SCHEDULE H—PART IV—LINE 4I—SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2001
(Note 7)

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares in registered investment companies:
Janus Funds	Janus Aspen International Growth Portfolio	$812,978
Pacific Investment Management Company	PIMCO Total Return Fund	2,831,583
*Putnam Fiduciary Trust Company	Putnam Investors Fund	2,652,767
*Putnam Fiduciary Trust Company	Putnam Vista Fund	405,931
*Putnam Fiduciary Trust Company	Putnam Research Fund	1,602,339
*Putnam Fiduciary Trust Company	Putnam OTC and Emerging Growth Fund	869,712
*Putnam Fiduciary Trust Company	Putnam Voyager II Fund	326,149
*Putnam Fiduciary Trust Company	Putnam International Voyager Fund	466,468
*Putnam Fiduciary Trust Company	Putnam S&P Index Fund	1,505,111
*Putnam Fiduciary Trust Company	Putnam Balanced Fund	2,911,476
*Putnam Fiduciary Trust Company	Putnam Money Market Fund	4,109,549
	Putnam Equity Income Fund	253,058
*FLIR Systems, Inc.	Common stock:	11,485,991
	FLIR Systems, Inc. common stock
*Participants	Participant loans (6.5% to 11.0% maturing through 2025)	441,451

	Total investments	$30,674,563

*	Represents a party-in-interest transaction as of December 31, 2001.
Note:	Cost is calculated on a moving average basis.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLIR SYSTEMS, INC. 401(K) SAVINGS PLAN AND TRUST

FLIR SYSTEMS, INC. (Plan Sponsor)

By:	/s/ STEPHEN M. BAILEY
Stephen M. Bailey Sr. Vice President, Finance and Chief Financial Officer (Principal Accounting and Financial Officer and Duly Authorized Officer)

Date: June 28, 2002